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July 19, 2013

Mr. Alberto Zapata                                            SENT VIA EDGAR
Division of Investment Management
Securities and Exchange Commission
100 F Street, NE
Washington, D.C. 20549-4644

Re:  Variable Annuity Account
     Minnesota Life Insurance Company
     MultiOption(R) Guide Variable Annuity
     File Numbers: 333-182763 and 811-04294

Dear Mr. Zapata:

This letter follows up on our telephone conversations on June 20, 2013 and June 21, 2013, and relates to the 485(a) Post-Effective Amendment ("485(a)") filing on Form N-4 as filed with the Securities and Exchange Commission ("SEC") on July 17, 2013. As we discussed, certain information contained in the 485(a) filing was bracketed and omitted. The information that applies to those brackets is contained in this letter. This information will be incorporated into the registration statement via a subsequent 485(a) filing prior to going effective.

1. Page 20 of the supplement, paragraph two under the section entitled "Benefit Base Enhancement":

   6.0%

2. Page 21 of the supplement, the table under the section entitled "Calculating the Guaranteed Annual Income (GAI)":

   The annual income percentages are as follows:

                         MyPath Core Flex - Single MyPath Core Flex - Joint
            Age          Annual Income Percentage  Annual Income Percentage
    -------------------  ------------------------- ------------------------
      through age 64               4.00%                     3.50%
          65 - 74                  5.00%                     4.50%
          75 - 79                  5.25%                     4.75%
           80 +                    6.00%                     5.50%

3. Page 30 of the supplement, paragraph two under the section entitled "Benefit Base Enhancement":

   7.0%

4. Page 31 of the supplement, the table under the section entitled "Calculating the Guaranteed Annual Income (GAI)":

   The annual income percentages are as follows:

                           MyPath Ascend - Single   MyPath Ascend - Joint
             Age          Annual Income Percentage Annual Income Percentage
     -------------------  ------------------------ ------------------------
       through age 64               4.00%                    3.50%
           65 - 74                  5.00%                    4.50%
           75 - 79                  5.25%                    4.75%
            80 +                    6.00%                    5.50%

5. Page 38 of the supplement, the table under the section entitled "Calculating the Guaranteed Annual Income (GAI)":

   The annual income percentages are as follows:

                           MyPath Summit - Single   MyPath Summit - Joint
             Age          Annual Income Percentage Annual Income Percentage
     -------------------  ------------------------ ------------------------
       through age 64               4.25%                    3.75%
           65 - 74                  5.25%                    4.75%
           75 - 79                  5.50%                    5.00%
            80 +                    6.25%                    5.75%

6. Page 46 of the supplement, the table under the section entitled "Calculating the Guaranteed Annual Income (GAI)":

   The annual income percentages are as follows:

                           MyPath Value - Single     MyPath Value - Joint
             Age          Annual Income Percentage Annual Income Percentage
     -------------------  ------------------------ ------------------------
          All ages                  4.00%                    3.50%

Please direct additional questions or comments to the undersigned at
(651) 665-4145.

Very truly yours,

/s/ Daniel P. Preiner

Daniel P. Preiner
Counsel

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